Exhibit 8

SUBSIDIARIES OF FUNDTECH LTD.

Name of Subsidiary	Jurisdiction of Incorporation/Organization

Fundtech Corporation	United States, State of Delaware

Fundtech U.K. Limited	United Kingdom

Fundtech Australia Pty Limited	Australia

Fundtech International, LLC	United States, State of Delaware

Biveroni Batschelet Partners AG	Switzerland

Datasphere SA	Switzerland

Fundtech India Ltd.	India

Radius Partners, Inc.	United States, State of Massachusetts

Fundtech Germany GmbH	Germany

Fundtech GmbH	Germany

Accountis Limited	United Kingdom

Synergy Financial Services Limited	United Kingdom

Intersoftware (UK) Limited	United Kingdom

CashTech Asia Pte Ltd.	Singapore

CashTech Solutions India Pvt Ltd.	India